United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April 2005

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes       No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

PRESS RELEASE
SIGNATURES

CVRD indicates a new Executive Director

Rio de Janeiro, April 19, 2005 — Companhia Vale do Rio Doce (CVRD) informs that it has indicated to the Board of Directors the name of Murilo de Oliveira Ferreira to be the Executive Director of Holdings and Business Developments. The Board of Directors meeting that will analyze the subject will be held on April 20th.

Murilo Ferreira is currently Director of the Department of Aluminum and he will replace José Carlos Martins, who was indicated to be Executive Director of Ferrous Minerals. Armando Santos, the current Executive Director of Ferrous Minerals, will retire as previously announced.

Murilo Ferreira joined CVRD in 1977 and has a large experience in several areas of the Company, specially Aluminum and Ferro-alloys. Besides being the Director of the Department of Aluminum since 1998, Murilo is also president of ALBRAS — Alumínio Brasileiro S.A. and of ALUNORTE — Alumina do Norte do Brasil S.A., and board member of MRN — Mineração Rio do Norte S.A. and Valesul Alumínio S.A.. He is graduated in Business Administration at Escola de Administração de Empresas, Fundação Getulio Vargas (FGV), Brazil, and post-graduated in Business Administration at EBAP-FGV, Brazil. He has also specialization courses in the United States and Switzerland.

According to CVRD CEO, Roger Agnelli, the indication of José Carlos Martins and Murilo Ferreira is in line with the Company’s strategic plan, which prioritizes the internal development of new leadership. “I am confident that both executives have the skills to keep CVRD in a sustainable profitable growth trend. The choice of these names shows that CVRD develops talents who are always ready to face challenges. They are the right people in the right place”, says Roger Agnelli.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 20, 2005	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer